Filed Pursuant to Rule 424(b)(2)
File No. 333-159738

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated August 31, 2011

PRICING SUPPLEMENT No. 127 dated September     , 2011

(To Product Supplement No. 2 dated June 17, 2010,

Prospectus Supplement dated April 23, 2010

and Prospectus dated June 4, 2009)

Wells Fargo & Company

Medium-Term Notes, Series K

Equity Linked Securities

Upside Participation And Contingent Downside Protection

Growth Securities

Notes Linked to the Dow Jones Industrial AverageSM due April , 2016

■ Linked to the Dow Jones Industrial AverageSM

■ 120% to 140% participation in the upside performance of the Dow Jones Industrial Average

■ Protection against a decline in the Dow Jones Industrial Average as long as the ending level has not declined by more than 40% from the starting level

■ Full downside exposure to decreases in the level of the Dow Jones Industrial Average if the ending level has declined by more than 40% from the starting level

■ Term of approximately 4.5 years

■ No periodic interest payments

■ May lose some, or all, of the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-7.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.50%	97.50%
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. If the notes were priced today, the agent discount and structuring and development costs would total approximately $45.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $60.00 per $1,000 note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Growth Securities Notes Linked to the Dow Jones Industrial AverageSM due April , 2016

Investment Description

The Notes Linked to the Dow Jones Industrial AverageSM due April     , 2016 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return if the level of the Dow Jones Industrial Average (the “Index”) increases from its starting level to its ending level, (ii) return of principal if, and only if, the ending level of the Index does not decline by more than 40% from the starting level and (iii) full exposure to decreases in the level of the Index from the starting level if the ending level declines by more than 40% from the starting level, in each case subject to the credit risk of Wells Fargo. If the ending level declines by more than 40% from the starting level, you will lose some, and possibly all, of the original offering price of your notes.

The Index is an equity index that is intended to provide an indication of the pattern of common stock price movement in the United States equity market.

You should read this pricing supplement together with product supplement no. 2 dated June 17, 2010, the prospectus supplement dated April 23, 2010 and the prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the product supplement.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

¡	Product Supplement No. 2 dated June 17, 2010 filed with the SEC on June 17, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510141433/d424b2.htm

¡	Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009 filed with the SEC on April 23, 2010:

http://www.sec.gov/Archives/edgar/data/72971/000119312510091748/d424b2.htm

“Dow Jones” and “Dow Jones Industrial Average” are servicemarks of Dow Jones & Company (“Dow Jones”) and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by CME Group Index Services LLC (“CME Indexes”), as assignee of Dow Jones, and neither CME Indexes or Dow Jones makes any representation regarding the advisability of investing in the notes.

PRS-2

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Investor Considerations

We have designed the notes for investors who:

¡	seek exposure to the upside performance of the Index and desire to enhance any increase in the Index and to protect against a decline of up to 40% in the Index by:

☐	participating 120% to 140% in any increase in the ending level over the starting level; and

☐	protecting against any decline in the Index, as long as the ending level has not declined by more than 40% from the starting level;

¡

understand that if any decline in the ending level is more than 40% of the starting level, they will be fully exposed to the decline in the Index from the starting level and will lose some, and possibly all, of the original offering price of the notes;

¡	do not seek current income; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the level of the Index to decrease more than 40% from its starting level;

¡	seek full return of the original offering price of the notes at stated maturity;

¡	seek current income;

¡	are unwilling to accept the risk of exposure to the United States equity market;

¡	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

PRS-3

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Terms of the Notes

Market Measure:	Dow Jones Industrial Average (the “Index”)

Pricing Date:	, 2011

Issue Date:	October , 2011

The “redemption amount” per note will equal: • If the ending level is greater than the starting level: the original offering price per note plus:

	[	original offering price per note x	[	ending level – starting level starting level	]	x participation rate	]	;

Redemption Amount:

• If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level: the original offering price per note; or

• If the ending level is less than the threshold level: the original offering price per note minus:

	[	original offering price per note x	starting level –ending level starting level	]

If the ending level is less than the threshold level, you will lose some, and possibly all, of the original offering price of your notes.

Stated Maturity Date:	April , 2016, subject to postponement if a market disruption event occurs or is continuing.

Starting Level:	, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day.

Threshold Level:	, which is equal to 60% of the starting level.

Participation Rate:	The “participation rate” will be determined on the pricing date and will be within the range of 120% to 140%.

PRS-4

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Terms of the Notes (Continued)

Calculation Day:	March 31, 2016 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:

The United States federal income tax consequences of your investment in the notes are uncertain. The discussion below supplements the discussion under “United States Federal Income Tax Considerations” in the product supplement and is subject to the limitations and exceptions set forth therein.

The terms of the notes require you and Wells Fargo (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to characterize and treat a note as a pre-paid derivative contract with respect to the Index. If the notes are so characterized and treated (and such characterization and treatment is respected by the Internal Revenue Service (the “IRS”)) you should generally recognize capital gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to characterize and treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes in the manner described under “United States Federal Income Tax Considerations—Alternative Treatments” on page PS-20 of the product supplement. For example, the IRS could treat a note as a single debt instrument subject to special rules governing contingent payment obligations.

The IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, if issued, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be

PRS-5

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Terms of the Notes (Continued)

subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to such instruments. You are urged to consult your tax advisor concerning the significance, and the potential impact, of the above considerations.

You are urged to read the more detailed discussion in “United States Federal Income Tax Considerations” on page PS-19 of the product supplement and to consult your own tax advisor.

Agent:	Wells Fargo Securities, LLC, acting as principal. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 2.50% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC (“WFA”), one of our affiliates. In addition to any sales concession paid to WFA, WFA will receive up to $1.75 of the structuring and development costs discussed on the cover page hereof for each $1,000 note it sells.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RFK2

PRS-6

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Risk Factors

If The Ending Level Is Less Than The Threshold Level, You Will Lose Some, And Possibly All, Of The Original Offering Price Of Your Notes.

If the ending level is less than the threshold level, the redemption amount that you receive at stated maturity will be reduced by an amount equal to the decline in the level of the Index from the starting level. The threshold level is 60% of the starting level. As a result, you may lose some, or all, of the original offering price of your notes even if the level of the Index is greater than or equal to the starting level or the threshold level at certain times during the term of the notes.

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the product supplement.

•	You May Lose Up To All Of Your Investment.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-7

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Hypothetical Payout Profile

The following profile is based on a hypothetical participation rate of 130% (the midpoint of the specified range for the participation rate), and a threshold level equal to 60% of the starting level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level, the actual participation rate and the term of your investment.

PRS-8

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Hypothetical Payments at Stated Maturity

Set forth below are three examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical participation rate of 130% (the midpoint of the specified range for the participation rate) and assuming hypothetical starting levels and ending levels as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price:

Hypothetical starting level: 11539.25

Hypothetical ending level: 14000.00

Since the hypothetical ending level is greater than the hypothetical starting level, the redemption amount would equal:

$1,000 +	$1,000	x	14000.00 – 11539.25	x 130%	= $	1,277.23
11539.25

On the stated maturity date you would receive $1,277.23 per $1,000 note.

Example 2. Redemption amount is equal to the original offering price:

Hypothetical starting level: 11539.25

Hypothetical ending level: 8000.00

Hypothetical threshold level: 6923.55, which is 60% of the hypothetical starting level.

Since the hypothetical ending level is less than the hypothetical starting level, but not by more than 40%, you would not lose any of the original offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 3. Redemption amount is less than the original offering price:

Hypothetical starting level: 11539.25

Hypothetical ending level: 6000.00

Hypothetical threshold level: 6923.55, which is 60% of the hypothetical starting level.

Since the hypothetical ending level is less than the hypothetical starting level by more than 40%, you would lose a portion of the original offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	11539.25 – 6000.00	= $	519.96
11539.25

On the stated maturity date you would receive $519.96 per $1,000 note.

To the extent that the starting level, ending level and the participation rate differ from the levels assumed above, the results indicated above would be different.

PRS-9

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

Hypothetical Returns

The following table illustrates, for a hypothetical participation rate of 130% (the midpoint of the specified range of the participation rate) and a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the hypothetical starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
18462.80	60.00%	$1,780.00	78.00%	13.20%
17308.88	50.00%	$1,650.00	65.00%	11.42%
16154.95	40.00%	$1,520.00	52.00%	9.50%
15001.03	30.00%	$1,390.00	39.00%	7.44%
13847.10	20.00%	$1,260.00	26.00%	5.19%
12693.18	10.00%	$1,130.00	13.00%	2.73%
11539.25(2)	0.00%	$1,000.00	0.00%	0.00%
10962.29	-5.00%	$1,000.00	0.00%	0.00%
10385.33	-10.00%	$1,000.00	0.00%	0.00%
9231.40	-20.00%	$1,000.00	0.00%	0.00%
8077.48	-30.00%	$1,000.00	0.00%	0.00%
6923.55	-40.00%	$1,000.00	0.00%	0.00%
6808.16	-41.00%	$ 590.00	-41.00%	-11.36%
5769.63	-50.00%	$ 500.00	-50.00%	-14.79%
4615.70	-60.00%	$ 400.00	-60.00%	-19.32%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The hypothetical starting level. The actual starting level will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting level, ending level and participation rate.

PRS-10

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

The Dow Jones Industrial Average

The Dow Jones Industrial Average is an equity index that is intended to provide an indication of the pattern of common stock price movement in the United States equity market. According to publicly available information, as of March 18, 2010, CME Group Inc. and Dow Jones & Company (“Dow Jones”) announced the launch of a new joint venture company, CME Group Index Services LLC (“CME Indexes”). Dow Jones subsequently assigned all of its interest in the Dow Jones Industrial Average to CME Indexes. CME Group Inc. has a 90% ownership interest and Dow Jones has a 10% ownership interest in CME Indexes, which continues to do business as Dow Jones Indexes and includes the Dow Jones Industrial Average. See “The Dow Jones Industrial Average” in Annex A to the product supplement for further information about the Dow Jones Industrial Average. The information about the Dow Jones Industrial Average contained herein updates the information in the product supplement.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the Dow Jones Industrial Average at any time from Bloomberg under the symbol “INDU” or from the CME Indexes website at http://www.djindexes.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the CME Indexes website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing levels of the Dow Jones Industrial Average in the period from January 1, 2001 to August 29, 2011. The closing level on August 29, 2011 was 11539.25.

PRS-11

Growth Securities Notes Linked to the Dow Jones Industrial Average due April , 2016

The Dow Jones Industrial Average (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the Dow Jones Industrial Average for each quarter in the period from January 1, 2001 through June 30, 2011 and for the period from July 1, 2011 through August 29, 2011.

	High	Low	Period-End
2001
First Quarter	10983.62	9389.48	9878.78
Second Quarter	11337.92	9485.71	10502.40
Third Quarter	10610.00	8235.81	8847.56
Fourth Quarter	10136.99	8836.83	10021.50
2002
First Quarter	10635.25	9618.24	10403.94
Second Quarter	10381.73	9120.11	9243.26
Third Quarter	9379.50	7591.93	7591.93
Fourth Quarter	8931.68	7286.27	8341.63
2003
First Quarter	8842.62	7524.06	7992.13
Second Quarter	9323.02	8069.86	8985.44
Third Quarter	9659.13	9036.04	9275.06
Fourth Quarter	10453.92	9469.20	10453.92
2004
First Quarter	10737.70	10048.23	10357.70
Second Quarter	10570.81	9906.91	10435.48
Third Quarter	10342.79	9814.59	10080.27
Fourth Quarter	10854.54	9749.99	10783.01
2005
First Quarter	10940.55	10368.61	10503.76
Second Quarter	10623.07	10012.36	10274.97
Third Quarter	10705.55	10270.68	10568.70
Fourth Quarter	10931.62	10215.22	10717.50
2006
First Quarter	11317.43	10667.39	11109.32
Second Quarter	11642.65	10706.14	11150.22
Third Quarter	11718.45	10739.35	11679.07
Fourth Quarter	12510.57	11670.35	12463.15
2007
First Quarter	12786.64	12050.41	12354.35
Second Quarter	13676.32	12382.30	13408.62
Third Quarter	14000.41	12845.78	13895.63
Fourth Quarter	14164.53	12743.44	13264.82
2008
First Quarter	13056.72	11740.15	12262.89
Second Quarter	13058.20	11346.51	11350.01
Third Quarter	11782.35	10365.45	10850.66
Fourth Quarter	10831.07	7552.29	8776.39
2009
First Quarter	9034.69	6547.05	7608.92
Second Quarter	8799.26	7761.60	8447.00
Third Quarter	9829.87	8146.52	9712.28
Fourth Quarter	10548.51	9487.67	10428.05
2010
First Quarter	10907.42	9908.39	10856.63
Second Quarter	11205.03	9774.02	9774.02
Third Quarter	10860.26	9686.48	10788.05
Fourth Quarter	11585.38	10751.27	11577.51
2011
First Quarter	12391.25	11613.30	12319.73
Second Quarter	12810.54	11897.27	12414.34
July 1, 2011 to August 29, 2011	12724.41	10719.94	11539.25

PRS-12